NEWS RELEASE

Crosshair Receives Initial Assay Results from CMB Property, Labrador

August 22, 2012	(NYSE MKT: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE MKT: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce the receipt of the first set of assay results from the on-going drilling program on its CMB uranium/vanadium property in Labrador, Canada. To date, a total of 16 holes, totaling 2,923 metres, have been completed on the property, with the goal of expanding the existing uranium and vanadium resources, as well as testing new uranium targets on the property.

“We are pleased with the results from this first set of assays as they appear to confirm that the uranium mineralization at Two Time and the vanadium mineralization within the C Zone corridor is more extensive than our current resource estimates would indicate,” stated Mark Ludwig, Crosshair’s President & CEO. “We are looking forward to receiving the remainder of our assays in order to continue to advance these key deposits.”

Two Time Prospect

Drilling on the Two Time prospect was aimed at extending the deposit to the south and at depth. As illustrated in the table below, drill hole CMB-12-49 successfully intersected mineralization at the expected depth over a thicker interval, indicating the deposit is continuous to the south along strike and along dip. This hole represents a minimum 50m step out to the south from previous holes into the deposit.

Hole ID	From (m)	To (m)	Interval (m)	U3O8%
CMB-12-49	319.5	324.0	4.5	0.032
and	345.4	346.4	1.0	0.032
and	492.5	521.0	28.5	0.031
including	494.0	498.0	4.0	0.051
and	513.5	516.5	3.0	0.074

C Zone Corridor

Drilling within the C Zone corridor was focused on determining if the vanadium mineralization identified to date represents one continuous body within the corridor. Drill hole ML-12-197 was positioned halfway between the Area 1 prospect and the Trout Pond prospect. As the following table shows, vanadium mineralization was intersected supporting the interpretation of a single continuous zone of vanadium mineralization within the corridor.

Hole ID	From (m)	To (m)	Interval (m)	V2O5%
ML-12-197	66.0	68.0	2.0	0.153
and	76.0	78.0	2.0	0.167
and	96.0	106.0	10.0	0.150

To date, assays for 302 samples, from four drill holes have been received. Drilling is continuing on the CMB project with additional assay results pending. The true width of the mineralized zone is 70% to 90% of the lengths stated above. Uranium analysis was carried out by Activation Labs of Ancaster, Ontario utilizing the delayed neutron counting (DNC) method, while multi-element analysis was performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Standards, blanks, and duplicate assays were included at regular intervals in each sample batch submitted from the field as part of Crosshair’s ongoing Quality Assurance/Quality Control program.

The CMB project consists of a total of 2,383 claims in 25 licences and includes the Two Time mineralized prospect which currently contains an Indicated mineral resource estimate of 2.33 M pounds of uranium (1.82 M tonnes grading 0.058% U3O8) and an Inferred mineral resource estimate of 3.73 M pounds of uranium (3.16 M tonnes grading 0.053% U3O8) and is open for expansion.

In addition to the Two Time prospect, the CMB project also includes the C Zone corridor, which encompasses the C Zone, Area 1 and Armstrong prospects. This corridor has a current Indicated mineral resource estimate of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional Inferred mineral resource estimate of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8).  It also contains an Indicated mineral resource estimate of 42.8 million pounds of vanadium (14.7 million tonnes at 0.15% V2O5) and an additional Inferred resource estimate of 93.6 million pounds of vanadium (28.3 million tonnes at 0.16% V2O5). All the resources remain open both along strike and at depth.

Complete assay highlights with drill plan maps and additional information on the CMB Uranium/Vanadium Project can be found on the Crosshair website at:
http://www.crosshairenergy.com/s/CentralMineralBelt.asp.

Stewart Wallis, P.Geo., a Director of Crosshair and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release. Mr. Wallis has verified that the results disclosed in the news release have been accurately summarized from the official assay certificates provided to Crosshair.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium projects in the US and Canada. Its flagship properties, Bootheel and Juniper Ridge, have established resources and are located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods while Juniper Ridge appears to be suitable for an open-pit heap leach operation. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

Additional information about the CMB Uranium-Vanadium Project can be found in the technical reports filed on SEDAR at www.sedar.com entitled: “Technical Report on the Central Mineral Belt (CMB) Uranium-Vanadium Project, Labrador, Canada” prepared for Crosshair dated January 20, 2011 (Rev March 10, 2011) and “Technical Report on the CMBNW Property, Newfoundland & Labrador, Canada” prepared for Crosshair and Silver Spruce Resources dated June 22, 2009.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD

"Mark J. Morabito"

EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things mineral resource estimates, increasing mineral resource estimates, additional mineralization, the details of the exploration program and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.